[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]

April 10, 2008

VIA EDGAR AND BY HAND

Michael McTiernan, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4561

Washington, D.C. 20549

RE:	American Capital Agency Corp.; Amendment No. 2 to

Registration Statement on Form S-11 (Reg. No. 333-149167)

Dear Mr. McTiernan:

On behalf of American Capital Agency Corp., a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 1 to the Registration Statement filed with the Commission on March 17, 2008.

The changes reflected in Amendment No. 2 include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of April 3, 2008 (the “Comment Letter”). Amendment No. 2 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Terms used but not defined herein have the meanings given in Amendment No. 2. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in Amendment No. 2.

General

1.	We note your response to comment 1 and your disclosure that all the proceeds of the offering will be invested in agency MBS. Please provide additional disclosure in the use of proceeds section regarding the approximate amount of proceeds that will be invested in fixed rate agency MBS as compared with adjustable rate MBS, as well as the anticipated allocation amongst different types of adjustable rate MBS.

A form of the disclosure requested by the Staff is set forth below for the Staff’s consideration. The Company has not included this form of disclosure in Amendment No. 2 because it continues to believe that it would not be prudent for the Company to commit to any expected allocations of the net proceeds of the Company’s initial public offering (the “IPO”) and the concurrent $50 million investment by American Capital in the preliminary prospectus for the IPO. In order to successfully execute its investment strategy, the Company will need to make its asset allocation decisions based on the interest rate environment and conditions in the RMBS market prevailing at the precise time it is able to deploy its capital. As noted below, these conditions change on a daily basis, which will impact the ultimate allocation of different agency securities (fixed rate, floating rate, ARMs or CMOs) in the Company’s initial investment portfolio. Therefore, in order for the Company to include the requested disclosure in the preliminary prospectus while maintaining the flexibility that it believes is in its stockholders’ interests, the Company will also have to state, as it has below, that its actual allocation of the net proceeds to be received upon the closing of the IPO may differ substantially from the expected allocations disclosed in the preliminary prospectus. With these qualifications, the Company believes that the requested disclosure would not be meaningful to investors, particularly to an investor who does not fully appreciate the impact of these qualifications on the Company’s ultimate allocation of the net proceeds. Conversely, if the Company is required to publicly commit to allocate the net proceeds to certain types of agency securities and it attempts to invest the net proceeds consistently with these disclosed allocations, the Company may be at a disadvantage when negotiating the pricing of these types of agency securities. Agency securities dealers may assume the Company is more willing to buy these securities so that its actual allocations are consistent with its expected allocations. Therefore, having to provide the requested disclosure and invest the net proceeds consistently with it may impair the Company’s ability to successfully execute its investment strategy. Due to each of these factors, the Company respectfully requests that the Staff reconsider whether the Company should provide this disclosure in the Registration Statement.

Below please find the form of disclosure requested by the Staff:

“We plan to use the approximately $             million of net proceeds from this offering and the $50 million of proceeds from American Capital’s concurrent investment in our company to build an investment portfolio consisting exclusively of agency securities. Assuming, solely for illustrative purposes, that we borrowed against $             million at a ratio of      times our stockholders’ equity, we would have approximately $     billion to invest in agency securities. Although there can be no assurance that our current expectations will remain the same, if we were to invest $     billion in agency securities on or about the date of this prospectus, we would expect to use (i) approximately $             million to invest in fixed-rate agency securities, and (ii) the remaining approximately $             million to invest in adjustable and floating rate agency securities, allocating approximately $             million in ARMs, including hybrid ARMs and approximately $             million of floating rate CMOs.

We expect to allocate the net proceeds of this offering and the concurrent $50 million investment by American Capital in various agency securities within 90 days of the closing of this offering. Therefore, there can be no assurance that our actual allocation of these net proceeds will correlate to our currently expected allocation of these net proceeds. We intend to construct a diversified investment portfolio of agency securities by focusing on security selection and the relative value of various sectors within the agency securities market. In determining our specific asset selection, we will incorporate our views on the economic environment and the outlook for the mortgage market, including relative valuation, supply and demand trends, the level of interest rates, the shape of the yield curve, prepayment rates, financing and liquidity. In turn, our investment decision making process will depend upon the interest rate environment and conditions in the RMBS market prevailing at the precise time we deploy capital. Due to the recent volatility in the global capital markets, and the RMBS market in particular, these conditions have been changing on a daily basis, which will impact the ultimate allocation of different agency securities within our initial investment portfolio.

As described above, we have estimated that we would borrow against the net proceeds at a ratio of      times our stockholders’ equity solely for purposes of estimating the amount of capital we would have to build our initial investment portfolio. Based on market conditions prevailing at the time, we may borrow against these net proceeds at ratios substantially above or below      times our stockholders’ equity. According to our investment guidelines, our leverage may not exceed 10 times our stockholder’s equity without the approval of our Board of Directors.

Based on our assessment of the above-described market conditions at the time we deploy the net proceeds, we may allocate the net proceeds to substantially different amounts of fixed and adjustable rate agency securities then those described above. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Summary Risk Factors, page 6

2.	We note your response to prior comment 6 and your revised related disclosure. The second additional risk factor relating to your dependence on your Manager and certain key personnel does not directly address the risk associated with your lack of any dedicated employees, including managers, to manage your business. Please revise this summary risk factor to more clearly convey the risk you discuss on page 10 under “Time Commitments of our Management Team.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 15 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Conditions and Results of Operation, page 41

3.	Please include a discussion of recent trends in the credit spread between U.S. Treasuries and agency MBS. Please discuss how changes in the spread can impact your business, including with respect to margin calls and other debt defaults.

In response to the Staff’s comment, the Company has revised the disclosure on page 42 of Amendment No. 2.

Repurchase Agreements, page 43

4.	Please disclose the material terms of your master repurchase agreements, including the required “haircut,” the marginal call triggers and the repo lender’s discretion in estimating the market value of the collateral.

The Company respectfully advises the Staff that the terms of the required “haircut,” the margin call triggers and the repurchase agreement lender’s discretion in estimating the market value of the collateral are not specified under any of its five current master repurchase agreements. These and other economic terms of the Company’s borrowings under these master repurchase agreements will only be determined when the Company utilizes such master repurchase agreements for specific repurchase transactions. As disclosed on page 44 of Amendment No. 2, the Company will not enter into any repurchase transactions until after the completion of this offering. However, the Company has also revised the disclosure on page 55 of Amendment No. 2 to discuss the generally expected terms of future repurchase transactions under its five current master repurchase agreements.

Underwriting, page 102

5.	We note your response to comment 12. With respect to the managing underwriters, please expand your description of the transactions and services provided such that an investor can assess the extent of the relationship.

In response to the Staff’s comment, the Company has revised the disclosure on page 108 of Amendment No. 2.

* * * * * * *

Please telephone the undersigned at (212) 735-3574 if you have any questions or need any additional information.

Very truly yours,

/s/ David J. Goldschmidt
David J. Goldschmidt

cc:	Securities and Exchange Commission
Angela McHale
Jessica Barberich
Dan Gordon

American Capital Agency Corp.
Samuel A. Flax

Hunton & Williams LLP
Edward W. Elmore, Jr.

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